Building wealth through developing and operating major copper & gold mines

TASEKO MINES PROVIDED CLARIFICATION ON RECENT
CLASS ACTION NEWS ARTICLES

January 24, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") commented today on recent articles that have appeared in some newspapers relating to efforts by a Canadian lawyer to solicit support for a possible class action suit based on unusual trading in the Company’s shares on October 14, 2010.

Taseko is not aware of the cause for the unusual trading activity that day, nor is it aware of any basis for a claim against Taseko or any of its officers or directors relating to that trading activity. None of Taseko’s officers or directors was in possession of any material undisclosed information or traded any shares on October 14, 2010. Taseko has no reason to believe any class action suit, if pursued, will adversely affect the Company.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4545, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainty related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policy regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions . Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities Commission or the Company’s home jurisdiction filings at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com